[redacted]

02023517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 15 2002 DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32233

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2000 (MM/DD/YY) AND ENDING 09-30-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Craig & Associates Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2033 - 6th Ave. #1001
(No. and Street)

Seattle (City) Wa. (State) 98121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary L. Craig (206) 956-4454
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack W. Brown Inc. P.C.
(Name — *if individual, state last, first, middle name*)

419 Occidental Ave. S. Suite 600 Seattle, Wa. 98104
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 01 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 7-31-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary L. Craig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Craig & Associates, Inc, as of September 30 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Gary L. Craig
Signature

President
Title

Katherine A. Ogino
Notary Public

KATHERINE A. OGINO
NOTARY PUBLIC
COMMISSION EXPIRES 4-10-04
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG & ASSOCIATES, INC.

Financial Statements
and Supplementary Information

September 30, 2001

Jack W. Brown Inc., P.C.

JACK W. BROWN INC., P.C.

Accountants & Consultants 419 Occidental Ave. S., Suite 600 Seattle, Washington 98104 **(206) 343-0646** FAX (206) 682-3977

October 25, 2001

To the Board of Directors
Craig & Associates, Inc.
Seattle, WA

We have audited the accompanying balance sheet of Craig & Associates, Inc., as of September 30, 2001, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Craig & Associates, Inc., as of September 30, 2001, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jack W. Brown Inc., P.C.

Jack W. Brown Inc., P.C.
Seattle, WA
October 25, 2001

TABLE OF CONTENTS

	Page Number
INDEPENDENT AUDITOR'S REPORT	3
FINANCIAL STATEMENTS	
Balance Sheet	4
Statement of Income and Retained Earnings	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY INFORMATION	
Computation for Determination of Reserve Requirements for Broker-Dealers	9
Computation of Net Capital Under Sec. 15c3-1	10
Reconciliation of Audited and Unaudited Computation of Net Capital	11

CRAIG & ASSOCIATES, INC.
BALANCE SHEET

ASSETS		September 30, 2001
Current		
Cash	$	13,660
Certificates of Deposit		17,462
Concessions Receivable		3,828
Total current assets		34,950
Property & Equipment (Note 1)		
Office equipment		14,213
Furniture & fixtures		7,200
		21,413
Less accumulated depreciation		(21,413)
Total property & equipment		-0-
Other Assets		
NASDAQ investment		111,600
TOTAL ASSETS	$	146,550
LIABILITIES & STOCKHOLDER'S EQUITY		
Current Liabilities		
Concessions payable		68
Accrued expenses		2,009
Federal income tax payable		51
TOTAL LIABILITIES		2,128
Stockholder's Equity		
Common stock, $1 par value, 10,000 shares authorized, and 10,000 shares issued and outstanding		10,000
Additional paid - in capital		95,000
Retained earnings		39,422
Stockholder's Equity		144,422
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	146,550

See accompanying notes to the financial statements

CRAIG & ASSOCIATES, INC.
STATEMENT OF INCOME & RETAINED EARNINGS

	Year Ended September 30, 2001
INCOME	
Concessions	$ 498,125
EXPENSES	
Wages	37,712
Concession Expense	485,801
Professional Services	13,141
Office Expenses	7,979
Taxes & Licenses	33,734
Leases & Telephone	2,229
Travel & Entertainment	7,789
General Insurance	19,651
Miscellaneous	(1,112)
Rent	8,029
Repairs	210
Employee Benefits	11,884
Total Expenses	627,047
Loss from operations	(128,922)
Other Income	
Interest income	1,322
Income before provision for federal income tax	(127,600)
Provision for federal income tax - deferred (note 1)	(27,949)
NET LOSS	(99,651)
RETAINED EARNINGS, October 1, 2000	139,073
RETAINED EARNINGS, September 30, 2001	$ 39,422

See accompanying notes to the financial statements

CRAIG & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS

	Year Ended September 30, 2001
Cash flows from operating activities	
Net loss	$ (99,651)
Total cash flow from operating activities	(99,651)
Adjustment to reconcile net income to net cash provided by operating activities	
Decrease in concession receivable	199,298
Decrease in concession payables	(73,616)
Decrease in cash surrender value of life insurance	23,600
Decrease in accrued expenses & federal income tax payable	(27,118) ☆
Total adjustments	122,164
Net cash provided by operating activities	22,513
Cash flows, from investing activities	
Additional paid in capital provided	95,000
Increase in investments	(111,600)
Total cash flow from investing activities	(16,600)
Net increase in cash & cash equivalents	5,913
Cash & cash equivalents at beginning of year	25,209
Cash & cash equivalents at end of year	$ 31,122

See accompanying notes to the financial statements

SUPPLEMENTARY INFORMATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of business: Craig & Associates, Inc., is a privately-held Broker-Dealer company which was incorporated in the State of Washington in 1984.

B. Property & equipment: Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income during that year. The cost of maintenance and repairs is charged to expenses when incurred, whereas expenditures which substantially increase the useful lives of property and equipment are capitalized.

C. Depreciation: The provision for depreciation is computed over three and five years using accelerated methods. Depreciation expense for the current year was 0.

D. Cash & cash equivalents: Cash and cash equivalents consist of cash in checking accounts and certificates of deposit with a maturity of three months or less.

E. Income taxes: The Company reports income for financial statement purposes on the accrual basis whereby revenue is recognized as services are performed and expenses are incurred. For federal income tax purposes, the Company reports income on the cash basis whereby revenue is recognized as it is collected and expenses are recognized as paid. Income tax liability was $51 at September 30, 2001.

F. Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENT:

Pursuant to Rule 15c3 -1 (a)(2) under the Securities Exchange Act of 1934, the Company has a $5,000 net capital requirement. For the year ended September 30, 2001, the Company's net capital balance was $7,156.

CRAIG & COMPANY, INC.
COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS for
BROKER-DEALERS September 30, 2001

UNDER RULE 15c3-3
For the Year Ended September 30, 2001

Exemptive Provisions:

The Company is exempt from Rule 15c3-3 in that the Company does not receive any customer securities or cash.

CRAIG & COMPANY, INC.
COMPUTATION of NET CAPITAL Under SEC. RULE 15c3-1

Net Capital per audited Financial Statements, September 30, 2001	$144,422
Less Non-Allowable Assets	137,266
Net Capital, September 30, 2001	$ 7,156

See the Reconciliation of Audited and Unaudited Computation of Net Capital on the following page.

CRAIG & COMPANY, INC.
RECONCILIATION of AUDITED & UNAUDITED COMPUTATION of NET CAPITAL

Differences	Unaudited Form X-17A-5 Part II Prepared by Craig & Associates Filed on	Audited Form X17A Part IIA	Differences
Page 3			
Lines 1 & 3	$168,288	$144,422	$23,866

Explanations

Lines 1 & 3	Overstated cash	215
	Overstated additional paid in capital	23,600
	Understated income tax	51
		$23,866

CRAIG & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
As required under SEC Rule 17a-5[d][2]

Stockholder's Equity, September 30, 2000	$149,073
Additional paid in capital for the year	95,000
Net loss for the year ending September 30, 2001	[99,651]
Stockholder's Equity, September 30, 2001	$144,422

CRAIG & ASSOCIATES, INC.
STATEMENT OF MATERIAL INADEQUACIES SINCE PREVIOUS AUDIT
Pursuant to SEC Rule 17a-5[j]

No material inadequacies existed since the previous audit of September 30, 2000.